A.M. Best Company, Inc.


A.M. Best Company, Inc.
(Board of Directors)
A.M. Best Rating Services, Inc.
(Board of Directors)
A.M. Best Europe
Information Services Limited
(Board of Directors)
A.M. Best America Latina
S.A. de C.V
(Board of Directors)
A.M. Best Asia-Pacific
Limited
(Board of Directors)
A.M. Best Asia-Pacific
(Singapore) Pte. Ltd.
(Board of Directors)
A.M Best Europe
Rating Services Limited
(Board of Directors)
A.M. Best (EU)
Rating Services B.V.
(Board of Directors)

A.M. Best Rating Services, Inc.

Organization Structure



A.M. Best Rating Services, Inc.
President AMBRS
Executive Director AMBRS
Sr. Managing Director & CCO AMBRS, AMBAL
Managing Director Credit Rating Criteria
Sr. Director Rating Operations
Sr. Director Information Security
Sr. Director Data Management
Sr. Managing Director & CRO
Managing Director North American PC
Managing Director Global Reinsurance
Managing Director North American L/H
Managing Director Insurance Linked Securities
Managing Director PC, Life & Annuity Composite
Managing Director, Analytics AMBERS, AMBEU, AMBAP, AMBAPS
Sr. Managing Director & CIO Information Technology
Managing Director Head of Data Strategy & Architecture
Sr. Director Rating Application Services
Sr. Director Corporate IT, Technical Engineering
EVP & CSO Strategy, Communications
Managing Director Business Development
Managing Director Industry Relations
Managing Director Market Dev & Information Services AMBERS
Managing Director Market Development AP AMBAPS
Managing Director Operations & Market Development, AMBAL
Sr. Managing Director & CFO (ex Americas) AMBERS
Sr. Managing Director Internal Operations AMBERS
Managing Director International Compliance (ex Americas), AMBERS